Exhibit 21.1

SCHEDULE OF SUBSIDIARIES

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant. The jurisdiction of each company is listed in parentheses.

Keane Group Holdings, LLC (DE)
KGH Intermediate Holdco I, LLC (DE)
KGH Intermediate Holdco II, LLC (DE)
NexTier Holding Co. (DE)
C&J International B.V. (The Netherlands)
CJES Insurance (Texas), Inc. (TX)
NexTier Completion Solutions Inc. (DE)
Mobile Data Technologies Ltd. (Alberta, Canada)